UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PARALLEL PETROLEUM CORPORATION

(Name of Subject Company)

PARALLEL PETROLEUM CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

699157103

(CUSIP Number of Class of Securities)

Larry C. Oldham

Chief Executive Officer

Parallel Petroleum Corporation

1004 N. Big Spring, Suite 400

Midland, Texas 79701

(432) 684-3727

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies To:

Thomas W. Ortloff	W. Scott Wallace
Lynch, Chappell & Alsup, P.C.	Haynes and Boone, LLP
300 N. Marienfeld, Suite 700	2323 Victory Avenue, Suite 700
Midland, Texas 79701	Dallas, Texas 75219
(432) 683-3351	(214) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on September 24, 2009, by Parallel Petroleum Corporation, a corporation incorporated in Delaware (the “Company”). The Schedule 14D-9 relates to the tender offer by PLLL Acquisition Co., a Delaware corporation (“Merger Subsidiary”) and wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”) to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”) for $3.15 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed with the SEC on September 24, 2009 by Parent and Merger Subsidiary.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Litigation. Subsequent to the announcement of the Offer, a purported class action complaint was filed on September 25, 2009 in the Chancery Court of Delaware against the Company and individual members of the Company’s board of directors (collectively, the “Defendants”). The action, styled Hollinger v. Parallel Petroleum Corporation, Civil Action No. 4922 (the “Hollinger Complaint”), alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With respect to the Hollinger Complaint, the Company believes that the plaintiff’s allegations lack merit and intends to defend them vigorously.

A second purported class action complaint was filed on September 29, 2009 in the District Court of Midland County, Texas against the Company, individual members of the Company’s board of directors, Merger Subsidiary and Parent. The action, styled Passerella vs. Oldham, Cause No. CV-47,099 (the “Passerella Complaint”), alleges, among other things, that the members of the Company’s board of directors, aided and abetted by the Company, Merger Subsidiary and Parent, breached their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With respect to the Passerella Complaint, the Company believes that the plaintiff’s allegations lack merit and intends to defend them vigorously.

A third purported class action complaint was filed on September 30, 2009 in the District Court of Harris County, Texas against the Company, individual members of the Company’s board of directors, Merger Subsidiary, Parent and Apollo Management VII, L.P., an affiliate of Parent (“Apollo Management”). The action, styled Stratton vs. Parallel Petroleum Corporation (the “Stratton Complaint”), alleges, among other things, that the members of the Company’s board of directors, aided and abetted by the Company, Merger Subsidiary, Parent and Apollo Management, breached their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With respect to the Stratton Complaint, the Company believes that the plaintiff’s allegations lack merit and intends to defend them vigorously.

The foregoing summary of the Hollinger Complaint is qualified in its entirety by reference to the Hollinger Complaint, which is filed as Exhibit (a)(10) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference. The foregoing summary of the Stratton Complaint is qualified in its entirety by reference to the Stratton Complaint, which is filed as Exhibit (a)(11) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference. The foregoing summary of the Passerella Complaint is qualified in its entirety by reference to the Passerella Complaint, which is filed as Exhibit (a)(12) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)(10)	Complaint filed in the Chancery Court of Delaware, captioned Hollinger v. Parallel Petroleum Company, Civil Action No. 4922.

(a)(11)	Complaint filed in the District Court of Harris County, Texas, captioned Stratton v. Parallel Petroleum Company.

(a)(12)	Complaint filed in the District Court of Midland County, Texas, captioned Passerella v. Oldham.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PARALLEL PETROLEUM CORPORATION

By:	/s/ Steven D. Foster
Name: Steven D. Foster
Title: Chief Financial Officer

Dated: October 1, 2009